Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated July 21, 2022, except for Note 19 for which the date is March 16, 2023 in Amendment No. 5 to Form F-1, under the Securities Act of 1933 (File No. 333-267280) with respect to the consolidated balance sheets of Prime Skyline Limited and its subsidiaries (collectively the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of (loss) income and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

San Mateo, California	WWC, P.C.
March 16, 2023	Certified Public Accountants
PCAOB ID: 1171